

April 9, 2013

<u>Via E-mail</u>
Jamie L. Buskill
Chief Financial Officer
Boardwalk Pipeline Partners, LP
Boardwalk Pipeline, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

     Re: **Boardwalk Pipeline Partners, LP**
               Boardwalk Pipeline, LP
               Registration Statement on Form S-3
               Filed February 20, 2013
               File No. 333-186767

Dear Mr. Buskill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated March 22, 2013 and your belief that the guidance regarding subsidiary guarantees set forth in Section 2510.5 of the Financial Reporting Manual "is also relevant to a parent guarantor." We generally object to all situations in which parent guarantees could be released and are especially concerned with Section 14.04(a)(ii) of the indentures. If you intend to continue to exclude the financial statements of the parent guarantor in reliance upon Rule 3-10 of Regulation S-X, we believe you should amend your forms of indenture to remove any provisions permitting the release of parent guarantees. Alternatively, please provide us with a specific and comprehensive discussion explaining why you believe the parent guarantees constitute full and unconditional guarantees notwithstanding these provisions.

In doing so, please also address the provisions of Section 11.02 of the indentures, explain how the merger of the parent guarantor into any other subsidiary or guarantor assures that the surviving entity "would succeed by operation of law to the assets and obligations" of the parent guarantor, and address the effects of the "liquidation and dissolution" of the parent guarantor discussed in Section 14.04(a)(i)(B). In your discussion of Section 14.04(a)(i)(A), please also address the effect of the differences in language between the indenture and supplemental indenture.

You may contact Jennifer López, Staff Attorney, at (202) 551- 3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director